Exhibit 4.1

NOTICE OF OPTION EXTENSION AND REDUCTION IN EXERCISE PRICE

September _____, 2014

Reference is made to the Enviro Voraxial Technology Stock Option Agreement  (the “Option”) issued in the name of  XXXX (“Registered Holder”). The Option entitles Registered Holder to purchase up to XXXX shares of Common Stock of  Enviro Voraxial Technology, Inc. (the “Company”) at a purchase price as set forth under the Option.

For $10.00 and other good and valuable consideration, the Option has been amended to extend the expiration date to November 15, 2023 (the “Expiration Date”) and reduce the exercise price to $0.05 per share, subject to adjustment (the “Exercise Price Reduction”).

Except for the extension of the Expiration Date and Exercise Price Reduction described herein, the terms and conditions of the Option shall not be amended, waived or otherwise modified in any respect by this Notice.

ENVIRO VORAXIAL TECHNOLOGY, INC.

_____________________________
John DiBella, Chief Executive Officer